Exhibit 99.2

Suite 2000 - 1055 West Hastings Street, Vancouver, B.C., V6E 2E9 Canada
T: +1.604. 331.8772 Toll Free 1.877.529.8475 F: +1.604.331.8773 E: info@oromin.com W: www.oromin.com

OROMIN EXPLORATIONS LTD. (the “Company”)
Annual General and Special Meeting of Shareholders
July 4, 2012

REPORT OF VOTING RESULTS
National Instrument 51-102 – Continuous Disclosure Obligations, Section 11.3

This report describes the matters voted upon and the outcome of the votes conducted at the Annual General and Special Meeting of shareholders of the Company held on July 4, 2012 in Vancouver, British Columbia:

Item 1:	Appointment of Auditors

Davidson & Company LLP was appointed as auditors of the Company and the directors were authorized to fix the remuneration of the auditors by a majority vote by a show of hands.

Votes For	% For	Votes Withheld	% Withheld
93,078,744	99.74%	247,068	0.26%

Item 2:	Election of Directors

The seven nominees set forth in the Company’s Information Circular dated May 29, 2012 were elected as directors of the Company by a majority vote by a show of hands.

Nominee	Votes For	% For	Votes Withheld	% Withheld
Derek Bartlett	80,034,623	97.01%	2,464,529	2.99%
Robert H. Brennan	81,893,223	99.27%	605,929	0.73%
Nell M. Dragovan	75,028,586	90.94%	7,470,566	9.06%
Chet Idziszek	75,015,012	90.93%	7,484,140	9.07%
Robert Sibthorpe	81,863,607	99.23%	635,545	0.77%
James G. Stewart	75,069,586	90.99%	7,429,566	9.01%
Douglas Turnbull	75,064,486	90.99%	7,434,666	9.01%

Item 3:	Stock Option Plan

The Stock Option Plan, as more fully set forth in the Management Information Circular dated May 29, 2012, was approved as the stock option plan of the Company.

Votes For	% For	Votes Against	% Against
37,088,547	51.89%	34,384,506	48.11%

OROMIN EXPLORATIONS LTD.

Signed “Ian Brown”

Ian Brown
Chief Financial Officer

July 11, 2012